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                                                                   EXHIBIT 99.1


                    VISTA PLANS TO ACQUIRE MINERAL RIDGE MINE

DENVER, COLORADO, SEPTEMBER 10, 1998 - Vista Gold Corp. ("Vista") is pleased to announce that its Board of Directors has approved, in principle, the acquisition of Mineral Ridge Resources Inc. ("MRRI") from Cornucopia Resources Ltd. ("Cornucopia"). Vista's board approval is contingent upon the completion of due diligence, finalizing definitive agreements with the major creditors of MRRI and receipt of all required regulatory approvals. Vista will acquire all of the shares of MRRI in consideration for common shares of Vista valued at US$250,000 and Vista subscribing to a US$250,000 private placement in Cornucopia. A letter agreement confirming the intent of the two companies was signed today.

The Mineral Ridge mine, the only asset of MRRI, is located near the town of Silver Peak, approximately 35 miles southwest of Tonopah, Nevada. The Mineral Ridge plant and facilities were completed in May 1997 for a cost of approximately US$17 million. The first gold was poured on June 20, 1997, but for a number of reasons, the project failed to reach commercial production. In December 1997, mining operations were suspended at the project. Vista has completed a preliminary technical review of the project and believes that, with appropriate modifications to the mine plan, crushing plant and an enhanced water supply, the mine can be put back into production at a profitable level. Vista will move a portion of its mining fleet from its Hycroft mine, including four 150-ton trucks and a 23-cubic-yard hydraulic shovel, to the Mineral Ridge property. At the time of closure, Mineral Ridge had a reserve of approximately three million tons at a grade of 0.066 ounces per ton containing 199,500 ounces of gold. Vista will complete a definitive mine plan and ore reserve estimate as part of its due diligence, but preliminary estimates employing the lower cost structure of the larger mining equipment indicate that the proven and probable reserves could be increased to 230,000 - 250,000 ounces of gold. A preliminary production plan has been completed which projects approximately 180,000 ounces of gold production over the next four years, at an average total cash cost of US$220 per ounce. Production for 1999 is projected at 58,000 ounces of gold.

Vista has reached a preliminary agreement and signed an indicative term sheet concerning the mine debt financing facility, subject to credit committee approval, with Dresdner Bank, MRRI's principal creditor. The outstanding balance of this loan, including accrued interest, is approximately US$13.3 million. The principal terms of the agreement call for the loan to be repaid out of 70 percent of the cash flow of the project (leaving 30 percent to Vista) after Vista has deducted management fees. The loan will be secured by the assets of MRRI and the approximately US$5 million worth of mining equipment which Vista will use to mine the project. As part of the agreement, Vista will be able to liquidate approximately 58,000 ounces of forward gold hedges to realize approximately US$3.5 million to be used as working capital and to pay for capital improvements to the project. In addition, approximately 40,000 ounces of forward gold hedges, priced at an average price of US$388 per ounce, will be left in place for gold production in 1999.

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It is expected that due diligence and definitive agreements will be completed by
October 1, 1998. Following positive due diligence, Vista will mobilize mining equipment and staff immediately to commence mine production this year, with the first gold expected to be poured towards the end of 1998.

Mike Richings, President and CEO, said of the transaction, "We are able to acquire this property as a direct result of our demonstrated ability to mine and operate low cost gold operations. The Mineral Ridge deposit is significantly higher grade than the Hycroft mine, and that is reflected in lower projected cash costs. The cash flow from the project, together with the significant exploration upside on the property, makes it an excellent acquisition for us. With a concerted exploration program, we hope to increase the reserves over the next couple of years to 500,000 ounces."

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, development projects in Bolivia and exploration projects in North and South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Investor Relations at (303) 629-2450.